ArcelorMittal 2014 annual review, fact book and sustainability reports published

Luxembourg, April 30, 2015 - ArcelorMittal announces that its 2014 annual review, fact book and sustainability report are now available to view online. Both reports are also fully downloadable.

ArcelorMittal’s 2014 annual review and fact book can be viewed on a dedicated website: http://annualreview2014.arcelormittal.com

ArcelorMittal’s 2014 sustainability report can be viewed on its corporate website: http://corporate.arcelormittal.com/sustainability/2014-report